March 26, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park Tracey Houser and Li Xiao Division of Corporate Finance Office of Industrial Applications and Services

Re:	GenEmbryomics Limited

Registration Statement on Form F-1, as amended

File No. 333-285074

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GenEmbryomics Limited (the “Registrant”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Friday, March 28, 2025, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Fox Rothschild LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Sarah Hewitt of Fox Rothschild LLP at (212) 878-1435.

Thank you for your assistance in this matter. Should you have any questions, please call Ms. Hewitt.

Very truly yours,

/s/ Nicholas Murphy

Nicholas Murphy

Chief Executive Officer and Managing Director

cc:   Sarah Hewitt Esq.